1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 14, 2005
This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3 as amended (File No. 333-101891) and our Registration Statement on
Form F-3 (File No. 333-114857) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended
AngloGold Ashanti Limited____
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes:
No:
Enclosures:
Restatement of unaudited condensed consolidated financial statements as of June 30, 2004 and December 31, 2003 and for each of the six month periods ended June 30, 2004 and 2003, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

Form 6-K/A Explanatory note
On July 30, 2004, AngloGold Ashanti furnished on Form 6-K to the United States Securities and Exchange
Commission (SEC), unaudited condensed consolidated financial information as of June 30, 2004 and for the six month period ended June 30, 2004, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.
Since this date, AngloGold Ashanti has identified various events that will result in adjustments to the financial information furnished on the Form 6-K which are set out below:
•
The company indicated that it had written off goodwill of $182 million resulting from the Business Combination between AngloGold and Ashanti due to the decline in the share price from the announcement date to the completion date. The terms of this transaction were first announced on October 15, 2003 and the transaction was concluded on April 26, 2004. After further consideration and assessment of accounting guidance in
SFAS142, AngloGold Ashanti reversed this write off. As at December 31, 2004, AngloGold Ashanti performed its annual goodwill impairment test and concluded that no write down is required, primarily due to the subsequent increase in gold price.
•
The company reported the Acquired Hedge Creditor from Ashanti on the basis in which the take-on fair value of contracts designated as being Normal Sale Exempted, are netted off against mining assets. After further consideration and assessment of accounting guidance in FIN39, the company changed its accounting treatment to report the Acquired Hedge Creditor and mining assets on a gross basis.
•
The company reported its investments in joint ventures in which it had joint control under the proportionate consolidation method. After further consideration and assessment of the accounting guidance in APB 18 and subsequent consensus opinions issued by the Emerging Issues Task Force of the Financial Accounting
Standards Board, AngloGold Ashanti has determined that these investments should be reported in terms of the equity accounting method.
In total, the restatements above increased Net income by $179 million, increased Total assets, current liabilities and non current liabilities by $443 million, $19 million and $245 million, respectively, for the six months ended
June 30, 2004 and as of June 30, 2004. The restatements had no impact on Net income previously reported for the six months ended June 30, 2003 and decreased Total assets by $236 million as of December 31, 2003.
Consequently, related per share data and cash flow as previously stated were also impacted by the restatement.
To correct these errors, AngloGold Ashanti restated its unaudited condensed consolidated balance sheets as of
June 30, 2004 and December 31, 2003, the unaudited condensed income statements for the six months ended
June 30, 2004 and 2003 and the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2004 and 2003. AngloGold Ashanti has also restated the notes to its unaudited condensed consolidated financial statements and revised its related management’s discussion and analysis of financial condition and results of operations, where necessary, to reflect these adjustments.
For information regarding this restatement and the effects on significant financial statement line items, see Note R,
“Restatement of previously issued financial statements,” to the condensed consolidated financial statements.
No attempt has been made in this amended Form 6-K to modify or update other disclosures presented in the original Form 6-K being amended, except as required to reflect the effects of the restatement. This Form 6-K/A does not reflect events occurring after the filing of the original Form 6-K it amends. Information not affected by the restatement is unchanged and reflects the disclosure made at the time of the original submission of the Form 6-K to the SEC on July 30, 2004. Accordingly, this Form 6-K/A should be read in conjunction with our filings with and submissions to the SEC subsequent to the filing of the original Form 6-K being amended, including any amendments to those filings or submissions. The following items also have been amended: Form 6-K containing unaudited condensed consolidated financial information as of September 30, 2004 and for the nine month period ended September 30, 2004, prepared in accordance with U.S. GAAP, and review of financial and operating performance, furnished to the SEC on October 29, 2004.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP
Six months ended June 30,
2004
(unaudited)
2003
(unaudited)
(As restated)
(1)
(As restated)
(1)
(in US Dollars, millions, except for share data)
Sales and other income
955                                844
Product sales 926                                826
Interest, dividends and other 29  18
Cost and expenses
961                                701
Production costs 590                               535
Exploration costs 20                                 18
Related party transactions 22 10
General and administrative 24 23
Royalties 8                                   6
Market development costs 7 8
Depreciation, depletion and amortization 182 121
Impairment of assets (see note G) 1 12
Interest expense 30                                  9
Accretion expense 3                                  3
Employment severance costs 5 1
Profit on sale of assets (see note H) (4) (7)
Non-hedge derivative loss/(gains) 73 (38)
(Loss)/income before equity income and income tax
(6)                              143
Equity income in affiliates 13 36
Income before income tax provision
7                             179
Deferred income and mining tax benefit/(expensed) 15 (70)
Income before minority interest
22                              109
Minority interest (9)                                (9)
Income before cumulative effect of accounting change
13                              100
Cumulative effect of accounting change (see note F) - (3)
Net income – applicable to common stockholders
13                                97
Basic earnings per common share : (cents)
Before cumulative effect of accounting change
5                                45
Cumulative effect of accounting change
-                                (1)
Net income – applicable to common stockholders
5                                44
Diluted earnings per common share : (cents)
Before cumulative effect of accounting change
5                                45
Cumulative effect of accounting change
-                                (1)
Net income – applicable to common stockholders
5                                44
Weighted average number of common shares used in computation
238,129,583                222,737,513
Dividend per common share (cents)
50                                82
(1)
See note R.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP
At June 30,
2004
(unaudited)
At December 31,
2003
(As restated)
(1)
(As restated)
(1)
(in US Dollars, millions)
Assets
Current assets
1,502                           1,283
Cash and cash equivalents 542 479
Receivables 616                               551
Trade 72                                39
Derivatives 305 370
Value added taxes 22 19
Other 217                              123
Inventories (see note D) 245 154
Materials on the leach pad (see note D) 99 99
Property, plant and equipment, net
4,625                            2,300
Acquired properties, net
1,714                               737
Goodwill
518                               226
Derivatives
134                                 94
Materials on the leach pad (see note D)
22                                   7
Other long-term assets
464                               696
Total assets
8,979                            5,343
Liabilities and Stockholders' equity
Current liabilities
1,324                            1,116
Accounts payable and accrued liabilities 492    355
Derivatives 471                               408
Short-term debt 337                               331
Income and mining tax payable 24    22
Long-term debt
1,369                               778
Derivatives
641                               274
Deferred income and mining tax
1,589                               789
Provision for environmental rehabilitation
170                               124
Other accrued liabilities
26                                  6
Provision for post-retirement medical benefits
136                              136
Minority interest
55                                52
Commitments and contingencies
Share capital and reserves
3,669                           2,068
Common stock
Stock issued 2004 – 264,403,394 (2003 – 223,136,342) 11 9
Additional paid in capital 4,955 3,415
Accumulated deficit (714) (616)
Accumulated other comprehensive income (see note L) (583) (740)
Total liabilities and stockholders' equity
8,979                           5,343
(1)
See note R.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP
Six months ended June 30,
2004
(unaudited)
2003
(unaudited)
(As restated)
(1)
(As restated)
(1)
(in US Dollars, millions)
Net cash provided by operating activities
170                            210
Income before cumulative effect of accounting change 13 100
Reconciled to net cash provided by operations:
Profit on sale of assets (4) (7)
Depreciation, depletion and amortization 182 121
Deferred stripping costs (15) (12)
Impairment of assets 1 12
Deferred income and mining tax (32) 15
Other non cash items 86 32
Net decrease in provision for environmental
rehabilitation and post-retirement medical
benefits (5)                            (10)
Effect of changes in operating working capital items:
Receivables (42) (43)
Inventories (11)                            (21)
Accounts payable and accrued liabilities (3) 23
Net cash used in investing activities
(337)                          (114)
Additions to property, plant and equipment (227) (117)
Proceeds on sale of mining assets 5 2
Cash received as part of disposal - 1
Cash paid as part of acquisition (126) -
Loans receivable advanced (5) (1)
Loans receivable repaid 16 1
Net cash generated/(used) in financing activities
221                           (212)
Payments of short-term debt (678) (42)
Issuance of stock 2                                2
Share issue expenses - -
Proceeds of long-term debt 1,019 18
Dividends paid (122) (190)
Net increase/(decrease) in cash and cash equivalents
54                          (116)
Effect of exchange rate changes on cash
9                             18
Cash and cash equivalents – January 1,
479                           362
Cash and cash equivalents – June 30,
542                           264
(1)
See note R.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004
Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June
30, 2004 are not necessarily indicative of the results that may be expected for the year ending
December 31, 2004.
The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US
GAAP for complete financial statements.
The Company has restated the consolidated balance sheet as of December 31, 2003. (Refer to
Note R.)
Note B. Business Combination between AngloGold and Ashanti
On April 8, 2004, at the general meeting of AngloGold shareholders, the special resolution approving the change of name of AngloGold to AngloGold Ashanti Limited was passed by the requisite majority of shareholders, while on the same day, Ashanti announced that its shareholders had voted overwhelmingly in favor of the scheme of arrangements for the business combination at a shareholder’s meeting held on April 7, 2004. This followed the approval of the
Stability Agreement between the Government of Ghana and AngloGold as announced on
February 20, 2004.
On April 26, 2004, AngloGold announced that on Friday, April 23, 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, April 26, 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited.
The new company was listed on the Ghana Stock Exchange on Tuesday, April 27, 2004.
Following the Business Combination, Ashanti became a private company and a wholly-owned subsidiary of AngloGold.
Under the terms of the Business Combination, holders of Ashanti securities received for every
Ashanti share or Ashanti GDS, 0.29 ordinary shares or 0.29 ADSs of AngloGold. Each ADS represents one ordinary AngloGold share. On April 26, 2004, AngloGold issued 38,400,021 ordinary shares to former Ashanti shareholders and 2,658,000 ordinary shares under the
Stability Agreement to the Government of Ghana. On June 29, 2004, AngloGold issued a total of
75,731 ordinary shares to former Ashanti warrant holders pursuant to the Business Combination.
The market value of the issued AngloGold shares was approximately $1,547 million, based on the average quoted value of the shares of $37.62 two days before and after October 15, 2003, the date the terms of the transaction were announced. The market value of the issued shares, together with the cash consideration paid to the Government of Ghana as part of the Stability
Agreement and cash consideration paid for outstanding options over Ashanti ordinary shares of approximately $73 million (including transaction costs), gave rise to a total purchase price of approximately $1,620 million.
Ashanti Goldfields Company Limited was delisted from the London, New York and Ghana stock exchanges in late April 2004. AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals and valuations. The transaction was accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $182 million being recorded, relating mainly to the extended life of AngloGold Ashanti by the Obuasi project in Ghana and enlarged negotiation base and presence in Africa by Ashanti operations. In accordance with the provisions of SFAS142, goodwill was assigned to specific reporting units. The company’s reporting units are generally consistent with the operating mines underlying the segments identified in note J – Segment information. Goodwill related to the acquisition is non-deductible for tax purposes. The final purchase price allocation is not expected to vary significantly from the preliminary allocation. The operations and financial condition of the interests in the companies and assets acquired in
Ashanti are included in the US GAAP condensed consolidated financial statements from April 26,
2004, the effective date of the Business Combination.
For information purposes only, the following unaudited pro forma financial data reflects the consolidated results of operations of AngloGold Ashanti as if the Business Combination had
taken place on January 1, 2004 and on January 1, 2003:

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004……continued
Prepared in accordance with US GAAP
Note B. Business Combination between AngloGold and Ashanti (continued)
Six months ended June 30,
2004                                       2003
(unaudited) (unaudited)
(As restated)
(As restated)
(in US Dollars, millions, except for share data)
Total revenue
1,206                                     1,200
Per basic and
diluted
common
share
(1)
(cents)
Per basic and
diluted
common
share (cents)
Net income before cumulative effect of accounting change
169
64
133
50
Cumulative effect of accounting change
-
-
(3)
(1)
Net income – applicable to common stockholders
169
64
130
49
Basic weighted average number of common shares used in computation
264,373,330
263,871,265
Diluted weighted average number of common shares used in computation
264,373,330
264,571,342
(1)
The calculation of diluted earnings per common share for the six months ended June 30, 2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.
The above pro forma financial data for the six months ended June 30, 2004 and
2003 do not include the application of hedge accounting prior to the acquisition to significant portions of acquired derivative instruments as hedge accounting documentation was not in place during these periods. The pro forma net income for the six months ended June 30, 2003 assumes the effects of the Convertible
Bonds issue which was raised primarily to finance the acquisition costs, debt repayment commitments, working capital and capital expenditure requirements of Ashanti Goldfields Company Limited. The pro forma information is not indicative of the results of operations that would have occurred had the
Business Combination been consummated on January 1, 2004 and 2003, respectively. The information is not indicative of the group’s future results of operations.
Note C. Ore Reserve development expenditure
The Company has reassessed the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004. The effect of this change in estimate on the results for the six months ended June 30, 2004 is as follows:
Six months ended June 30, 2004
(in US Dollars, millions, except for share data)
Impact
Per basic
common
share
(cents)
Per diluted
common
share
(1)
(cents)
Income before income tax provision
20
8
8
Deferred income and mining tax
(9)
(4)
(4)
Net income
11
4
4
(1)
The calculation of diluted earnings per common share for the six months ended June 30, 2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.
Note D. Inventories
At June 30,
2004
At December 31,
2003
(unaudited)
(As restated)
(As restated)
(in US Dollars, millions)
The components of inventory consists of the following :
Gold in process
164
143
Gold on hand
17
12
Ore stockpiles
44
9
Uranium oxide and sulfuric acid
27
49
Supplies
114
47
366
260
Less: Heap leach inventory
(1)
(121)
(106)
245
154
(1)
Long-term and short-term portions relating to heap leach inventory classified separately as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…continued
Prepared in accordance with US GAAP
Note E. Deferred stripping costs
At June 30,
2004
At December 31,
2003
(unaudited)
(As restated)
(As restated)
(in US Dollars, millions)
Movements in the deferred stripping costs balance were as follows:
Opening balance
37
-
Net amount deferred/(amortized)
32
15
Translation
(4)
5
Closing balance
48
37
Deferred stripping costs are classified as a component of Property, plant and equipment and are considered to be insignificant to the balance sheet on a cumulative basis and the amounts deferred or amortized are included in production costs in the condensed consolidated statements of income for all periods presented.
Note F. Accounting change
The Company has adopted SFAS143 “Accounting for Asset Retirement Obligations (AROs)” with effect from 1 January 2003 as follows:
Under SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.
Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation is operational of nature, and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different than the liability recorded.
The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholder’s equity by $3 million. No increase in
Deferred income and mining tax was recorded upon the adoption of SFAS143.
(in US Dollars,
The following is a reconciliation of the total liabilities for asset retirement obligations:
millions)
Balance as at December 31, 2003 (as restated, refer to Note R)
124
Addition due to the Business Combination between AngloGold and Ashanti (Refer to Note B)
37
Additions to liabilities
9
Liabilities settled
(3)
Accretion expense
3
Revisions
(2)
Translation
2
Balance as at June 30, 2004
170
Note G. Impairment of assets
In the six months ended June 30, 2004 the Company recorded an impairment of assets of $1 million relating to mining assets and mineral rights in Australia. An impairment of $12 million was recorded in the six months ended June 30, 2003 relating to the abandonment of exploration activities in the
Australian region.
Note H. Profit on sale of assets
The profit on sale of assets of $4 million recorded in the six months ended June 30, 2004 mainly comprises a profit of $3 million (before taxation of $1 million) on sale of the Western Tanami Project in
Australia to Tanami Gold NL. In the six months ended June 30, 2003 the Company recorded a profit on disposal of $10 million ($nil million tax effect) on the sale of its 70 percent interest in the Jerritt Canyon
Joint Venture in North America to Queenstake Resources USA Inc. and a loss of $3 million (before taxation expense of $1 million) on the sale of its wholly owned Amapari Project to Mineração Pedra
Branca do Amapari, located in North Brazil.
Note I. Stock-based compensation plans
The Company has adopted the disclosure-only provisions of SFAS123 and applies Accounting
Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…continued
Prepared in accordance with US GAAP
Note I. Stock-based compensation plans (continued)
At June 30, 2004, the Company has two stock-based employee compensation plans, which consists of time-based awards and the performance related awards as disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2003. During the six months ended June 30,
2004 and 2003 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants.
As of June 30, 2004 $4 million compensation credit was recognized and reversed in additional paid in capital, related to the performance awards under APB No. 25, of which the exercise price was greater than or equal to the fair market value at the end of the reporting period. The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.
Six months ended June 30,
2004
2003
(unaudited) (unaudited)
(As restated)
(in US Dollars, millions)
Net income, as reported
13
97
Deduct: Variable compensation awards credit as calculated under APB No. 25
(4)
-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects
(6)
(5)
Pro forma net income
3
92
Earnings per share (cents)
Basic – as reported
5
44
Basic – pro forma
1
41
Diluted
(1)
– as reported
5
44
Diluted
(1)
– pro forma
1
41
(1)
The calculation of diluted earnings per common share for the six months ended June 30,
2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of
Convertible Bonds as their effects are anti-dilutive for this period.
Six months ended June 30,
Note J. Segment information
2004 2003
(unaudited)
(unaudited)
(As restated)
(As restated)
(in US Dollars, millions)
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. In the six months ended June 30, 2004 the Company changed its presentation of segment information from a regional basis to operating segments by country. Following the change in the composition of reportable segments and where applicable, the Company has restated the corresponding items of segment information for all earlier periods presented. This information is consistent with the information used by the
Company’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.
Revenues by area
South Africa
607
550
Argentina
36
42
Australia
78
82
Brazil
76
71
Ghana
(1)
54
-
Guinea
(1)
1
-
Mali
80
109
Namibia
13
14
North America
51
83
Tanzania
(2)
77
38
Zimbabwe
(1)
2
-
Corporate and other
2
2
Total revenues
1,077
991
Less: Equity method investments included in above
(122)
(147)
Total consolidated
955
844

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…………continued
Prepared in accordance with US GAAP
Note J. Segment information (continued)
Six months ended June 30,
2004
2003
(unaudited) (unaudited)
(As restated)
(As restated)
(in US Dollars, millions)
Segment income before deferred income and mining tax
South Africa
44
92
Argentina
1
13
Australia
24
(4)
Brazil
36
32
Ghana
(1)
1
-
Guinea
(1)
(1)
-
Mali
5
32
Namibia
2
6
North America
-
3
Tanzania
(2)
10
-
Zimbabwe
(1)
-
-
Corporate and other
2
8
Total segment income
124
182
(1)
Operations acquired as part of the Business Combination between AngloGold and
Ashanti (Refer to Note B)
(2)
Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the
Business Combination between AngloGold and Ashanti. Equity income from Geita is included for the period ended April 26, 2004 (Refer to Note B)
Six months ended June 30,
2004
2003
(unaudited) (unaudited)
(As restated)
(As restated)
(in US Dollars, millions)
Reconciliation of segment income to Net income
Segment total
124
182
Exploration costs
(20)
(18)
General and administrative expenses
(24)
(23)
Non-hedge derivative (loss)/gains
(73)
38
Deferred income and mining tax benefit/(expensed)
15
(70)
Minority interest
(9)
(9)
Cumulative effect of accounting change
-
(3)
Net income
13                                      97
At June 30,
2004
At December 31,
2003
(unaudited)
(As restated)
(As restated)
(in US Dollars, millions)
Segment assets
South Africa
3,379                               3,057
Argentina
238                                  264
Australia
613                                  649
Brazil
297                                  286
Ghana
(1)
2,228                                      -
Guinea
(1)
228                                      -
Mali
338
(3)
332
(3)
Namibia
32                                    30
North America
410                                   416
Tanzania
(2)
996
171
(3)
Zimbabwe
(1)
3                                       -
Corporate and other
217                                   138
Total segment assets
8,979                                5,343
(1)
Operations acquired as part of the Business Combination between AngloGold and
Ashanti (Refer to Note B)
(2)
Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the
Business Combination between AngloGold and Ashanti (Refer to Note B)
(3)
Investment held

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…………continued
Prepared in accordance with US GAAP
Six months ended June 30,
Note K. Earnings per share data
2004                                     2003
The following table sets forth the computation of basic and diluted
(unaudited)
(unaudited)
earnings per share for the periods indicated.
(As restated)
(in US Dollars, millions)
Numerator
Income before cumulative effect of accounting change
13
100
Cumulative effect of accounting change
-
(3)
Net income – applicable to common stockholders
13
97
Denominator for basic earnings per common share
Weighted average number of common shares
238,129,583
222,737,513
Basic earnings per common share (cents)
5
44
Dilutive potential common shares
Weighted average number of common shares
238,129,583
222,737,513
Dilutive potential of stock incentive options
-
700,077
Dilutive potential of Convertible Bonds
-
(1)
-
Denominator for diluted earnings per common share
Adjusted weighted average number of common shares and assumed conversions
238,129,583
223,437,590
Diluted earnings per common share (cents)
5
44
(1)
The calculation of diluted earnings per common share for the six months ended
June 30, 2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.
Note L. Accumulated other comprehensive income
Other comprehensive income, consists of the following:
Six months ended June 30,
2004                                      2003
(unaudited)                            (unaudited)
(As restated)
(As restated)
(in US Dollars, millions)
Opening balance
(740)
(1,025)
Translation gain / (loss)
31
217
Financial instruments
123
80
(586)
(728)
Note M. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.
Components of net periodic benefit cost
Six months ended June 30,
2004                                   2003
(unaudited)                          (unaudited)
(in US Dollars, millions)
Pension
benefits
Other
benefits
Pension
benefits
Other
benefits
Service cost
1
-
2
-
Interest cost
6
6
6
6
Expected return on plan assets
6
-
(6)
-
Amortization of prior service cost
-
-
1
9
Amortization of net (gain)/loss
4
-
-
-
Net periodic benefit cost
17
6
3
15
Employer contributions
As disclosed in the Company's annual report on Form 20-F for the year ended
December 31, 2003, it expected to contribute $8 million to its pension plan in 2004. As of
June 30, 2004, $4 million of contributions have been made, with an expected $4 million to be made towards the total expected contributions during the remaining six months of
2004.
In addition, on June 30, 2004 the Company contributed $5 million to fund its pension plan, as part of a total anticipated contribution of $28 million over a period of eight years.
Net income
13
97
Translation gain / (loss)
31
217
Financial instruments
123
80
Total other comprehensive income is:
167
394

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…………continued
Prepared in accordance with US GAAP
Note N. Commitments and contingencies
North America – Reclamation
Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold North America has posted reclamation bonds with various federal and governmental agencies to cover potential environmental obligations in amounts aggregating approximately: $45 million.
AngloGold Ashanti has provided a guarantee for these obligations which would be payable in the event of AngloGold North America not being able to meet their environmental obligations. As at June 30, 2004 the carrying value of these environmental obligations relating to AngloGold North America amounted to $21 million and are included in the
Provision for environmental rehabilitation in the Company's consolidated balance sheet. The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.
North America – Equipment leases
Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc., as a result of the sale of Jerritt Canyon effective June 30, 2003, AngloGold North America has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee's obligations arising under the Lease. These agreements have a approximate term of 3 years and the maximum potential amount of future payments amounted to $1 million.
Geita – Project finance loan
AngloGold Ashanti has provided a letter of credit in favor of the Geita project finance lenders for: $19 million.
The letter of credit may be called if Geita Gold Mining Limited fails to perform under their project finance agreement and has a potential maximum tenor in accordance with this agreement. The Geita Project Finance loan is included in Long-term debt in the Company's consolidated balance sheet. In this event, Geita Gold Mining Limited would be liable to
AngloGold Ashanti.
Yatela loan
AngloGold Ashanti has signed as surety in favor of the bankers on the Yatela loan for $5 million. The Yatela Joint Venture is equity accounted.
AngloGold Offshore Investments Limited – Nufcor International Limited loan facility
During September 2003, AngloGold Offshore Investments Limited a wholly-owned subsidiary of AngloGold Ashanti increased its existing guarantee of 50 percent of the Nufcor
International Limited loan facility with RMB International (Dublin) Limited from $25 million to
$40 million. AngloGold Ashanti has a 50 percent interest in its subsidiary Nufcor International
Limited. This loan is included in Long-term debt in the Company’s consolidated balance sheet.
Australia – Exploration and development tenements
AngloGold Ashanti has given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in
Australia amounting to: $12 million.
North America – Gold shipments claims
AngloGold North America has a potential liability in respect of preference claims from a third party amounting to: $2 million.
The potential liability is in respect of gold shipments returned by the third party to AngloGold
North America, which the bankruptcy trustee is claiming should not have been returned and final shipments that should not have been paid as the third party had filed for protection under Chapter 11 of the U.S. Bankruptcy Code.
Tax claims – Mali and South America
Tax claims in Mali including interest and penalties of: $6 million
Discussions with the Mali Government continue as to the validity of tax claims including interest and penalties. The claims have arisen due to new legislation that is in conflict with
AngloGold Ashanti’s prior mining convention stability agreements and different interpretations of the legislation. The final outcome of these claims cannot be determined at present. The Sadiola and Yatela Joint Ventures are equity accounted.
Various existing equipment tax claim guarantees in South America amounting to: $3 million.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…………continued
Prepared in accordance with US GAAP
Note N. Commitments and contingencies (continued)
US Class Actions
The consolidated class action which commenced in the year 2000 against the former Ashanti
Goldfields Company Limited, is pending against the Company and one officer and director and one former director of Ashanti Goldfields Company Limited under United States Federal
Securities laws in the United States District Court for the Eastern District of New York. The
complaint alleges non-disclosures and misstatements regarding Ashanti Goldfields Company
Limited’s hedging position and hedging programme. The plaintiffs contend that the Company and the individual defendants’ actions violated Sections 10(b) and 20(a) of the Securities
Exchange Act of 1934 and Rule 10b-5 promulgated under that Act. The plaintiffs seek unspecified damages, attorneys’ and experts’ fees and other reliefs. The damages sought by the plaintiffs have not yet been specified, as is common practice in US litigation at the current state of proceedings.
The Company continues to vigorously defend the action. Depositions of key witnesses have been taken. Certain pre-trial motions filed by both parties have yet to be resolved by the trial court. Although the Company cannot make any assurances regarding the ultimate result of the litigation at this stage, based on its current knowledge, it believes that the outcome will have no material adverse effect on the Company’s financial position.
Kimin – Employee Actions
A number of expatriate employees instituted an action against Kilo-Moto Mining Corporation
(“Kimin”), a subsidiary of the Company, and against the Company in the Brussels Labour
Court for arrears of salary, severance payments and payment in lieu of holiday. Other claims have been made against the Company and Kimin by other ex-employees, consultants and third party creditors. The Company is currently evaluating these claims. Based on information currently available, the Company believes that this potential liability has been reasonably provided for in its consolidated financial statements.
Siguiri – Tax Demands
The Government of the Republic of Guinea has demanded 23 billion Guinean francs
(approximately $11 million) from Société Ashanti Goldfields de Guinée S.A. (“SAG”) in respect of withholding and other taxes. SAG has a Convention de Base with the Republic of
Guinea which provides for exemptions from these items and is therefore contesting this demand.
During May 2004 the Government of Guinea had placed an embargo on all imports and exports by the Siguiri mine, including the export of gold bullion and the import of diesel (Refer to Note O).
Note O. Recent developments
During the six months ended June 30, 2004 AngloGold Ashanti made the following announcements:
Embargo by the Government of Guinea for Siguiri Mine
On May 26, 2004, the Company announced that the Government of Guinea had placed an embargo on imports and exports by AngloGold Ashanti’s Siguiri Mine. This was followed by a further announcement on June 14, 2004 in which the Company advised that constructive discussions had commenced and that the supply of diesel fuel to the mine had resumed.
However, the embargo on the export of gold from Siguiri remains in place. AngloGold
Ashanti is using its best efforts to bring this undesirable state of affairs to a speedy and satisfactory resolution.
Three-day strike at Morila
On June 21, 2004, AngloGold Ashanti announced that talks between management and union representatives were continuing, following the return to work by the workforce after a three day strike at Morila.
Termination – sale of Union Reefs Gold Mine
Following an announcement made on November 14, 2003 in which the Company advised that an agreement had been entered into for the sale of Union Reefs Gold Mine and associated assets and tenements, AngloGold Ashanti advises that the agreement has been terminated and related negotiations for the sale have ceased but that the Company continues to explore other options for the sale of these gold mining assets.
AngloGold Ashanti acquires 29.9 % stake in Trans-Siberian Gold plc
On July 1, 2004 AngloGold Ashanti announced that it had entered into an agreement with
Trans-Siberian Gold plc for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately ₤17.6m (approximately $32 million). This first move into
Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the environment.

13
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…………continued
Prepared in accordance with US GAAP
Note P. Declaration of dividends
On January 29, 2004, AngloGold declared a final dividend of 335 South African cents (49.82
US cents) per ordinary share for the year ended December 31, 2003 with a record date of
February 20, 2004 and a payment date of February 27, 2004 for holders of ordinary shares and CDIs, and March 8, 2004 for holders of ADSs. On July 29, 2004 AngloGold Ashanti declared an interim dividend of 170 South African cents (approximately 27 US cents) per ordinary share for the six months ended June 30, 2004 with a record date of August 20, 2004 and a payment date of August 27, 2004 for holders of ordinary shares and CDIs, August 30,
2004 for holders of GhDSs and September 7, 2004 for holders of ADSs. 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
Note Q. Supplemental condensed consolidating financial information
Subject to the necessary regulatory approvals, it is AngloGold Ashanti’s current intention to transfer certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States) to AngloGold Holdings plc. (originally SMI
Holdings Limited and formerly AngloGold Holdings Limited) (“IOMco”), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.
It is AngloGold Ashanti’s current intention that from time to time IOMco may assume or issue debt securities which may be fully and unconditionally guaranteed by AngloGold Ashanti
Limited (being the “Guarantor”). The following is condensed consolidating financial information for the AngloGold Ashanti group as of June 30, 2004 and December 31, 2003 and for the six months ended June 30, 2004 and 2003, with a separate column for each of
IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the
AngloGold Ashanti group combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, AngloGold Ashanti carries its investments under the equity method.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(As restated)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
612                                     1                                       353
(11)
955
Product sales
585                                     -                                        341
-
926
Interest, dividends and other
27                                     1
12
(11)
29
Costs and expenses
634                                     1                                       326
-
961
Production costs
422                                     -                                        168
-
590
Exploration costs
4                                      -
16
-
20
Related party transactions
14                                     -
8
-
22
General and administrative
21                                     -
3
-
24
Royalties paid/(received)
-                                     -
8
-
8
Market development costs
5                                      -
2
-
7
Depreciation, depletion and amortization
77                                     -                                        105
-
182
Impairment of assets
-                                     -
1
-
1
Interest expense
21                                     1
8
-
30
Accretion expense
3                                     -
-
-
3
Employment severance costs
5                                     -
-
-
5
Profit on sale of assets
-                                     -
(4)
-
(4)
Non-hedge derivative loss
62                                     -
11
-
73
(Loss)/income before equity income and income tax
(22)                                     -
27
(11)
(6)
Equity income in affiliates
13                                      -
-
-
13
Equity income/(loss) in subsidiaries
2                                      -
-
(2)
-
(Loss)/income before income tax provision
(7)                                      -
27
(13)
7
Deferred income and mining tax benefit/(expensed)
25                                      -                                       (10)
-
15
Income/(loss) before minority interest
18                                      -
17
(13)
22
Minority interest
-                                      -
(9)
-
(9)
Income/(loss) after minority interest
18                                      -
8
(13)
13
Preferred stock dividends
(5)                                      -
(6)
11
-
Income/(loss) before cumulative effect of accounting change
13                                      -
2
(2)
13
Cumulative effect of accounting change
-                                      -
-
-
-
Net income/(loss) - applicable to common stockholders
13                                      -
2
(2)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(As restated)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
573                                      -                                       299
(28)
844
Product sales
536                                      -                                       290
-
826
Interest, dividends and other
37                                      -
9
(28)
18
Costs and expenses
439                                      -                                       262
-
701
Production costs
382                                      -                                       153
-
535
Exploration costs
1                                      -                                         17
-
18
Related party transactions
10                                      -
-
-
10
General and administrative
21                                      -
2
-
23
Royalties paid/(received)
29                                      -                                       (23)
-
6
Market development costs
8                                      -
-
-
8
Depreciation, depletion and amortization
39                                      -                                         82
-
121
Impairment of assets
-                                      -                                         12
-
12
Interest expense
5                                      -
4
-
9
Accretion expense
1                                      -
2
-
3
Employment severance costs
1                                      -
-
-
1
Loss/(profit) on sale of assets
1                                      -                                         (8)
-
(7)
Non-hedge derivative (gains)/loss
(59)                                     -                                         21
-
(38)
Income/(loss) before equity income and income tax
134                                      -                                         37
(28)
143
Equity income in affiliates
36                                      -
-
-
36
Equity (loss)/income in subsidiaries
(11)                                      -
-
11
-
Income/(loss) before income tax provision
159                                      -                                         37
(17)
179
Deferred income and mining tax expensed
(57)                                     -                                        (13)
-
(70)
Income/(loss) before minority interest
102                                     -                                         24
(17)
109
Minority interest
-                                      -                                         (9)
-
(9)
Income/(loss) after minority interest
102                                     -                                         15
(17)
100
Preferred stock dividends
(5)                                     -                                        (23)
28
-
Income/(loss) before cumulative effect of accounting change
97                                     -                                          (8)
11
100
Cumulative effect of accounting change
-                                     -                                          (3)
-
(3)
Net income/(loss) - applicable to common stockholders
97                                     -                                        (11)
11
97

Condensed consolidating balance sheets
AT JUNE 30, 2004
(As restated)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,294                              1,072
4,189
(5,053)
1,502
Cash and cash equivalents
122                                 199
221
-
542
Receivables
1,087                                 873                                 3,709
(5,053)
616
Trade
38                                     -                                       34
-
72
Inter-group balances
695                                  853                                3,505
(5,053)
-
Derivatives
232                                     -                                       73
-
305
Value added taxes
4                                     -                                       18
-
22
Other
118                                    20
79
-
217
Inventories
85                                     -                                     160
-
245
Materials on the leach pad
-                                     -                                       99
-
99
Property, plant and equipment, net
1,698                                     -
2,927
-
4,625
Acquired properties, net
314                                     -
1,400
-
1,714
Goodwill
-                                     -                                      777
(259)
518
Derivatives
125                                     -
9
-
134
Materials on the leach pad
-                                     -                                        22
-
22
Other long-term assets
2,947                                1,522
177
(4,182)
464
Total assets
6,378                                2,594
9,501
(9,494)
8,979
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,237                                     24                                5,067
(5,004)
1,324
Accounts payable and accrued liabilities
245
16
191
40
492
Inter-group balances
637                                      -
4,407
(5,044)
-
Derivatives
311                                      -                                    160
-
471
Short-term debt
25                                       8                                   304
-
337
Income and mining tax payable
19                                      -
5
-
24
Long-term debt
318                                    989
62
-
1,369
Derivatives
115                                      -                                    526
-
641
Deferred income and mining tax
827                                      -                                    802
(40)
1,589
Provision for environmental rehabilitation
62                                      -                                    108
-
170
Other accrued liabilities
1                                      -                                      25
-
26
Provision for post-retirement medical benefits
134                                      -
2
-
136
Minority interest
15                                      -                                       40
-
55
Commitments and contingencies
Share capital and reserves
3,669                                1,581                                2,869
(4,450)
3,669
Common stock issued
11                                      -                                     761
(761)
11
Additional paid in capital
4,955                                1,581
821
(2,402)
4,955
Accumulated deficit
(714)                                    -                                     150
(150)
(714)
Accumulated other comprehensive income
(583)
-
1,137
(1,137)
(583)
Total liabilities and stockholders’ equity
6,378                                2,594
9,501
(9,494)
8,979
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2003
(As restated)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,550                                    -                                      1,339
(1,606)
1,283
Cash and cash equivalents
280                                    -                                         199
-
479
Receivables
1,160                                    -                                         997
(1,606)
551
Trade
23                                    -
16
-
39
Inter-group balances
746                                    -                                         860
(1,606)
-
Derivatives
316                                    -
54
-
370
Value added taxes
11                                    -
8
-
19
Other
64                                    -
59
-
123
Inventories
110                                     -
44
-
154
Materials on the leach pad
-                                     -
99
-
99
Property, plant and equipment, net
1,452                                     -                                        848
-
2,300
Acquired properties, net
313                                     -                                        424
-
737
Goodwill
3                                     -                                        482
(259)
226
Derivatives
85                                     -
9
-
94
Materials on the leach pad
-                                     -
7
-
7
Other long-term assets
1,542                                     -                                        197
(1,043)
696
Total assets
4,945                                     -                                     3,306
(2,908)
5,343
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,526                                     -                                     1,117
(1,527)
1,116
Accounts payable and accrued liabilities
244
-
76
35
355
Inter-group balances
662                                     -                                        900
(1,562)
-
Derivatives
328                                     -
80
-
408
Short-term debt
284                                     -
47
-
331
Income and mining tax payable
8                                      -
14
-
22
Long-term debt
300                                     -                                        478
-
778
Derivatives
144                                     -                                        130
-
274
Deferred income and mining tax
716                                     -                                        108
(35)
789
Provision for environmental rehabilitation
49                                     -
75
-
124
Other accrued liabilities
-                                     -
6
-
6
Provision for post-retirement medical benefits
128                                     -
8
-
136
Minority interest
14                                     -
38
-
-
Commitments and contingencies
-
-
Share capital and reserves
2,068                                     -                                     1,346
(1,346)
2,068
Common stock issued
9                                      -                                        192
(192)
9
Additional paid in capital
3,415                                     -                                        790
(790)
3,415
Retained deficit
(616)                                     -                                        148
(148)
(616)
Accumulated other comprehensive income                                                                                               (740)
-
216
(216)
(740)
Total liabilities and stockholders’ equity
4,945                                     -                                     3,306
(2,908)
5,343
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flow
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(As restated)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used in) operating activities
367                            (606)
420
(11)
170
Income/(loss) after minority interest
18                                   -
8
(13)
13
Reconciled to net cash provided by/(used in) operations:
Profit on sale of assets
-                                   -
(4)
-
(4)
Depreciation, depletion and amortization
77
-
105
-
182
Deferred stripping costs
-                                   -
(15)
-
(15)
Impairment of assets
-                                   -
1
-
1
Deferred income and mining tax
(36)                                   -
4
-
(32)
Other non cash items
83                                 (5)
6
2
86
Net decrease in provision for environmental rehabilitation
and post-retirement medical benefits
-
-
(5)
-
(5)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables
240
(602)
362
-
-
Receivables
(48)                                   1
5
-
(42)
Inventories
25                                   -
(36)
-
(11)
Accounts payable and accrued liabilities
8
-
(11)
-
(3)
Net cash used in investing activities
(147)                             (183)
(7)
-
(337)
Additions to property, plant and equipment                                                                                            (142)
-
(85)
-
(227)
Proceeds on sale of mining assets
-                                   -
5
-
5
Cash received as part of disposal
-                                   -
-
-
-
Cash paid as part of acquisition
-                              (183)
57
-
(126)
Loans receivable advanced
(5)                                   -
-
-
(5)
Loans receivable repaid
-                                    -
16
-
16
Net cash (used)/generated in financing activities
(375)                               988
(403)
11
221
Payments of short-term debt
(286)                                   -                                     (392)
-
(678)
Insurance of stock
2                                    -
-
-
2
Share issue expenses
-                                    -
-
-
-
Proceeds of long-term debt
25                                988
6
-
1,019
Dividends paid
(116)                                   -
(17)
11
(122)
Net (decrease)/increase in cash and cash equivalents
(155)                                199
(10)
-
54
Effect of exchange rate changes on cash
(3)                                    -
12
-
9
Cash and cash equivalents – January 1,
280                                     -
199
-
479
Cash and cash equivalents – June 30,
122                                 199
221
-
542

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flow
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(As restated)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used in) operating activities
89                                      -                                        149
(28)
210
Income/(loss) after minority interest
102
-
15
(17)
100
Reconciled to net cash provided by/(used in) operations:
Loss/(profit) on sale of assets
1                                       -                                          (8)
-
(7)
Depreciation, depletion and amortization
39
-
82
-
121
Deferred stripping costs
-                                      -                                         (12)
-
(12)
Impairment of assets
-                                      -
12
-
12
Deferred income and mining tax
37                                      -                                         (22)
-
15
Other non cash items
(54)                                      -
97
(11)
32
Net decrease in provision for environmental rehabilitation
and post-retirement medical benefits
(6)                                      -                                          (4)
-
(10)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables
11
-
(11)
-
-
Receivables
(42)                                      -                                          (1)
-
(43)
Inventories
(8)                                      -                                        (13)
-
(21)
Accounts payable and accrued liabilities
9
-
14
-
23
Net cash used in investing activities
(77)                                      -                                        (37)
-
(114)
Additions to property, plant and equipment                                                                                            (76)
-
(41)
-
(117)
Proceeds on sale of mining assets
(1)                                      -
3
-
2
Cash received as part of disposal
-                                      -
1
-
1
Cash paid as part of acquisition
-                                      -
-
-
-
Loans receivable advanced
-                                      -                                          (1)
-
(1)
Loans receivable repaid
-                                      -
1
-
1
Net cash (used)/generated in financing activities
(188)                                      -                                         (52)
28
(212)
Payments of short-term debt
(7)                                      -                                         (35)
-
(42)
Insurance of stock
2                                       -
-
-
2
Share issue expenses
-                                      -
-
-
-
Proceeds of long-term debt
12                                      -
6
-
18
Dividends paid
(195)                                      -                                         (23)
28
(190)
Net (decrease)/increase in cash and cash equivalents
(176)                                      -                                          60
-
(116)
Effect of exchange rate changes on cash
9                                       -
9
-
18
Cash and cash equivalents – January 1,
184                                      -                                        178
-
362
Cash and cash equivalents – June 30,
17                                       -                                        247
-
264

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…….continued
Prepared in accordance with US GAAP
Note R. Restatement of previously issued financial statements
On July 30, 2004, AngloGold Ashanti furnished on Form 6-K to the United States Securities and
Exchange Commission (SEC), unaudited condensed consolidated financial information as of
June 30, 2004 and for the six month period ended June 30, 2004, prepared in accordance with
U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

Since this date, AngloGold Ashanti has identified various events that will result in adjustments to the financial information furnished on the Form 6-K which are set out below:

•
The company indicated that it had written off goodwill of $182 million resulting from the
Business Combination between AngloGold and Ashanti due to the decline in the share price from the announcement date to the completion date. The terms of this transaction were first announced on October 15, 2003 and the transaction was concluded on April 26, 2004. After further consideration and assessment of accounting guidance in SFAS142, AngloGold
Ashanti reversed this write off. As at December 31, 2004, AngloGold Ashanti performed its annual goodwill impairment test and concluded that no write down is required, primarily due to the subsequent increase in gold price.
•
The company reported the Acquired Hedge Creditor from Ashanti on the basis in which the take-on fair value of contracts designated as being Normal Sale Exempted, are netted off against mining assets. After further consideration and assessment of accounting guidance in
FIN39, the company changed its accounting treatment to report the Acquired Hedge Creditor and mining assets on a gross basis.
•
The company reported its investments in joint ventures in which it had joint control under the proportionate consolidation method. After further consideration and assessment of the accounting guidance in APB 18 and subsequent consensus opinions issued by the
Emerging Issues Task Force of the Financial Accounting Standards Board, AngloGold
Ashanti has determined that these investments should be reported in terms of the equity accounting method.
To correct these errors, AngloGold Ashanti restated its unaudited condensed consolidated balance sheets as of June 30, 2004 and December 31, 2003, the unaudited condensed income statements for the six months ended June 30, 2004 and 2003 and the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2004 and 2003.
AngloGold Ashanti has also restated the notes to its unaudited condensed consolidated financial statements and revised its related management’s discussion and analysis of financial condition and results of operations, where necessary, to reflect these adjustments.
No attempt has been made in this amended Form 6-K to modify or update other disclosures presented in the original Form 6-K being amended, except as required to reflect the effects of the restatement. This Form 6-K/A does not reflect events occurring after the filing of the original
Form 6-K it amends. Information not affected by the restatement is unchanged and reflects the disclosure made at the time of the original submission of the Form 6-K to the SEC on July 30,
2004. Accordingly, this Form 6-K/A should be read in conjunction with our filings with and submissions to the SEC subsequent to the filing of the original Form 6-K being amended, including any amendments to those filings or submissions. The following items also have been amended: Form 6-K containing unaudited condensed consolidated financial information as of
September 30, 2004 and for the nine month period ended September 30, 2004, prepared in accordance with U.S. GAAP, and review of financial and operating performance, furnished to the
SEC on October 29, 2004.
The effects of the restatements on the unaudited condensed consolidated income statements, the unaudited condensed consolidated cash flow statements and unaudited condensed consolidated statements of comprehensive income for the six months ended June 30, 2004 and
2003 and the unaudited condensed consolidated balance sheets as of June 30, 2004 and
December 31, 2003, are summarized in the following tables:

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…continued
Prepared in accordance with US GAAP
Note R. Restatement of previously issued financial statements (continued)
Unaudited condensed consolidated income statement
Six months ended June 30, 2004
As previously
reported
Adjustments          As restated
(in US Dollars, millions, except for share data)
Sales and other income
1,077                         (122)                           955
Costs and expenses
1,245                         (284)                         961
Loss before equity income and income tax
(168)
162
(6)
Equity income in affiliates
-                            13                             13
(Loss)/income before income tax provision
(168)
175
7
Deferred income and mining tax benefit
11
4
15
Minority interest
(9)                               -
(9)
Net (loss)/income before cumulative effect of accounting change
(166)
179
13
Net (loss)/income
(166)                          179                             13
Basic and diluted (loss)/earnings per common share: (cents)
(Loss)/income before cumulative effect of accounting change
(70)
75
5
Net (loss)/income
(70)                            75                               5
Unaudited condensed consolidated income statement
Six months ended June 30, 2003
As previously
reported
Adjustments        As restated
(in US Dollars, millions, except for share data)
Sales and other income
991                        (147)                          844
Costs and expenses
815                        (114)                           701
Income before equity income and income tax
176
(33)
143
Equity income in affiliates
-                            36                             36
Income before income tax provision
176
3
179
Deferred income and mining tax expensed
(67)
(3)
(70)
Minority interest
(9)                               -
(9)
Net income before cumulative effect of accounting change
100
-
100
Net income
97                               -
97
Basic and diluted earnings per common share: (cents)
Income before cumulative effect of accounting change
45
-
45
Net income
44                               -
44
Unaudited condensed consolidated cash flow statement
Six months ended June 30, 2004
As previously
reported
Adjustments        As restated
(in US Dollars, millions)
Net cash provided by operating activities
171
(1)
170
Net cash used in investing activities                                                                                              (344)
7
(337)
Net cash generated in financing activities
214
7
221
Effect of exchange rate changes on cash
9
-
9
Cash and cash equivalents – beginning of year
505
(26)
479
Cash and cash equivalents – end of year
555
(13)
542

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…continued
Prepared in accordance with US GAAP
Note R. Restatement of previously issued financial statements (continued)
Unaudited condensed consolidated cash flow statement
Six months ended June 30, 2003
As previously
reported
Adjustments         As restated
(in US Dollars, millions)
Net cash provided by operating activities
226
(16)
210
Net cash used in investing activities                                                                                              (125)
11
(114)
Net cash used in financing activities                                                                                              (221)
9
(212)
Effect of exchange rate changes on cash
18
-
18
Cash and cash equivalents – beginning of year
413
(51)
362
Cash and cash equivalents – end of year
311
(47)
264
Unaudited condensed consolidated statement of comprehensive income
Six months ended June 30, 2004
As previously
reported
Adjustments         As restated
(in US Dollars, millions)
Net (loss)/income
(166)                          179                             13
Comprehensive (loss)/income items:
Translation gain
31                               -
31
Financial instruments
123                               -
123
Total other comprehensive income
(12)
179
167
Unaudited condensed consolidated statement of comprehensive income
Six months ended June 30, 2003
As previously
reported       Adjustments            As restated
(in US Dollars, millions)
Net (loss)/income
97                                -
97
Comprehensive (loss)/income items:
Translation gain
217                                -
217
Financial instruments
80                                -
80
Total other comprehensive income
394
-
394
Unaudited condensed consolidated balance sheet
At June 30, 2004
As previously
reported
Adjustments         As restated
(in US Dollars, millions)
Cash and cash equivalents
555                         (13)                           542
Other current assets
1,047                         (87)                           960
Investment in affiliates
(1)
5                         333                            338
Non current assets
6,929                         210
7,139
Total assets
8,536                         443
8,979
Current liabilities
1,305                           19
1,324
Non current liabilities
3,686                         245
3,931
Minority interests
55                             -
55
Stockholders’ equity
3,490                         179
3,669
Total liabilities and stockholders’ equity
8,536
443
8,979
(1)
Included in long-term assets.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2004…continued
Prepared in accordance with US GAAP
Note R. Restatement of previously issued financial statements (continued)
Unaudited condensed consolidated balance sheet
At December 31, 2003
As previously
reported
Adjustments         As restated
(in US Dollars, millions)
Cash and cash equivalents
505                          (26)                          479
Other current assets
905                        (101)                          804
Equity method investments
(1)
5                         503                            508
Non current assets
4,164                        (612)                       3,552
Total assets
5,579                        (236)                       5,343
Current liabilities
1,202                          (86)
1,116
Non current liabilities
2,257                        (150)                       2,107
Minority interests
52                             -
52
Stockholders’ equity
2,068                             -
2,068
Total liabilities and stockholders’ equity
5,579
(236)
5,343
(1)
Included in long-term assets.

Form 6-K/A Explanatory note

On July 30, 2004, AngloGold Ashanti furnished on Form 6-K to the United States Securities and Exchange Commission
(SEC), unaudited condensed consolidated financial information as of June 30, 2004 and for the six month period ended
June 30, 2004, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

Since this date, the CompanyAngloGold Ashanti has identified various events that will result in adjustments to the financial information furnished on the Form 6-K which are set out below:
In this Form 6-K,

•
The company indicated that it had written off goodwill of $182 million resulting from the Business Combination between AngloGold and Ashanti due to the decline in the share price from the announcement date to the completion date. The terms of this transaction were first announced on October 15, 2003 and the transaction was concluded on April 26, 2004. After further consideration and assessment of accounting guidance in SFAS142,
AngloGold Ashanti reversed this write off. As at December 31, 2004, AngloGold Ashanti performed its annual goodwill impairment test and concluded that no write down is required, primarily due to the subsequent increase in gold price.

•
In addition, in this Form 6-K tThe company reported the Acquired Hedge Creditor from Ashanti on the basis in which the take-on fair value of contracts designated as being Normal Sale Exempted, are netted off against mining assets. After further consideration and assessment of accounting guidance in FIN39, the company changed its accounting treatment to report the Acquired Hedge Creditor and mining assets on a gross basis.

•
The company reported its investments in joint ventures in which it had joint control under the proportionate consolidation method. After further consideration and assessment of the accounting guidance in APB 18 and subsequent consensus opinions issued by the Emerging Issues Task Force of the Financial Accounting Standards
Board, Anglo Gold Ashanti has determined that these investments should be reported in terms of the equity accounting method.

To correct these errors, AngloGold Ashanti restated its unaudited condensed consolidated balance sheets as of
June 30, 2004 and December 31, 2003, the unaudited condensed income statements for the six months ended June 30,
2004 and 2003 and the unaudited condensed consolidated statements of cash flows for the six months ended June 30,
2004 and 2003. AngloGold Ashanti has also restated the notes to its unaudited condensed consolidated financial statements, where necessary, to reflect these adjustments.

For information regarding this restatement and the effects on significant financial statement line items, see Note R,
“Restatement of previously issued financial statements,” to the condensed consolidated financial statements. The operating and financial review and prospects discussed below, gives effect of this restatement.

No attempt has been made in this amended Form 6-K to modify or update other disclosures presented in the original
Form 6-K being amended, except as required to reflect the effects of the restatement. This Form 6-K/A does not reflect events occurring after the filing of the original Form 6-K it amends. Information not affected by the restatement is unchanged and reflects the disclosure made at the time of the original submission of the Form 6-K to the SEC on
July 30, 2004. Accordingly, this Form 6-K/A should be read in conjunction with our filings with and submissions to the
SEC subsequent to the filing of the original Form 6-K being amended, including any amendments to those filings or submissions. The following items also have been amended: Form 6-K containing unaudited condensed consolidated financial information as of September 30, 2004 and for the nine month period ended September 30, 2004, prepared in accordance with U.S. GAAP, and review of financial and operating performance, furnished to the SEC on October 29,
2004.

Operating and financial review and prospects

In the following related management’s discussion of operating and financial review and prospects, references to $ are to the lawful currency of the United States, references to A$ are to the lawful currency of Australia and references to BRL are to the lawful currency of Brazil.

Overview

AngloGold Ashanti is a global gold producer with 25 operations in 11 countries, and gold production nearing 7 million ounces annually. The company was formed in 2004 as a result of the completed Business Combination of AngloGold and Ashanti Goldfields. The combined company has one of the world's largest reserves and resources bases and focused exploration activities around the globe. Employing more than 62,500 people around the world, AngloGold
Ashanti is listed on the following exchanges: JSE Securities Exchange South Africa (JSE) as well as the London, New
York, Ghana and Australian stock exchanges and Euronext Paris and Euronext Brussels.

Introduction
Operating results

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. As a result, AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and are affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti’s cost of production at its operations,
AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects
Impact of exchange rate fluctuations

In line with the global trend of a weaker US dollar, the rand strengthened against the US dollar by 7 percent in the first six months of 2004 (based on the exchange rates of R6.67 and R6.23 per US dollar on January 1, 2004 and June 30,
2004, respectively). In addition, when comparing the average exchange rates of the rand against the US dollar of R6.67 and R8.03 during the first six months of 2004 and 2003, respectively, the value of the rand gained 17 percent against the US dollar. The Australian dollar also strengthened against the US dollar by 17 percent based on the average exchange rates of A$1.35 and A$1.62 per US dollar during the first six months of 2004 and 2003, respectively. As a result of these strong local currencies, production costs expressed in US dollars increased during the six-month period ended June 30, 2004 when compared with the same period of 2003 which negatively impacted on the profitability of
AngloGold Ashanti.
Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years.
Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding Business Combination and acquisition opportunities.

On May 23, 2003, the Company announced that it had signed an agreement to sell its wholly-owned Amapari Project to
Mineração Pedra Branca do Amapari. The effective date of the transaction was May 19, 2003. The Amapari project is located in the State of Amapá, North Brazil.

On June 6, 2003, the Company announced that it had finalized the sale of its 49 percent stake in the Gawler Craton
Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Helix’s proposed acquisition of AngloGold’s rights to the Tarcoola Project, 60 kilometres to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003.

On July 2, 2003, the Company announced that it had concluded the sale of its interest in the Jerritt Canyon Joint
Venture to Queenstake Resources USA Inc. effective June 30, 2003. This followed negotiations originally announced on February 27, 2003. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction were issued by Queenstake Resources Limited, a subsidiary of Queenstake, and represents approximately 9.2 percent of that company’s issued share capital. AngloGold disposed of its entire interest in
Queenstake during November 2003.

On January 20, 2004, the Company announced that it had received a cash payment of A$3.75 million and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the
Western Tanami Project. This follows an initial payment of A$250,000 made on November 24, 2003, when the Heads of Agreement was signed by the companies.

Following an announcement made on November 14, 2003 in which the Company advised that an agreement had been entered into for the sale of Union Reefs Gold Mine and associated assets and tenements, AngloGold Ashanti advises that the agreement has been terminated and related negotiations for the sale have ceased but that the Company continues to explore other options for the sale of these gold mining assets.

On July 1, 2004 AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately ₤17.6m
(approximately $32 million). This first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the environment.
AngloGold Ashanti Business Combination

On May 16, 2003, AngloGold and Ashanti confirmed that they were in discussions regarding a proposed Business
Combination of the two companies and on August 4, 2003 the companies announced that they had agreed the terms of a recommended Business Combination at an exchange ratio of 0.26 ordinary shares for every Ashanti share. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin, which held 27.6 percent of
Ashanti's issued share capital, agreed, among other things, to vote its Ashanti shares in favor of the Business
Combination. After further discussions with AngloGold and detailed, careful consideration of a competitive proposal, and following the increase by AngloGold in the offer consideration from 0.26 to 0.29 ordinary shares, the Ashanti Board announced on October 14, 2003 that it was recommending the improved final offer from AngloGold.

On October 28, 2003, the Government of Ghana, which held 16.8 percent of Ashanti's issued share capital, announced its support for the AngloGold offer, as well as the principal terms of a stability undertaking which the Government of
Ghana intended to enter into with AngloGold. On December 12, 2003, AngloGold and the Government of Ghana
entered into the Government Support Deed, pursuant to which the Government of Ghana agreed, among other things, to vote its Ashanti shares in favor of the Business Combination. Following the approval by the Parliament of Ghana of the terms of the Stability Agreement on February 18, 2004, AngloGold and the Government of Ghana executed the
Stability Agreement.

The Business Combination was effected by means of a scheme of arrangement under Ghanaian law which required the approval of not less than three-fourths of the votes cast by Ashanti shareholders present and entitled to vote either in person or by proxy, and the confirmation of the High Court of Ghana. The extraordinary meeting of Ashanti’s shareholders required to approve the scheme of arrangement took place on April 7, 2004.

On April 8, 2004, at the general meeting of AngloGold shareholders, the special resolution approving the change of name of AngloGold to AngloGold Ashanti Limited was passed by the requisite majority of shareholders, while on the same day, Ashanti announced that its shareholders had voted overwhelmingly in favor of the scheme of arrangements for the business combination at a shareholder’s meeting held on April 7, 2004.

On April 26, 2004, AngloGold announced that on Friday, April 23, 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti Goldfields Company
Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday,
April 26, 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti
Limited. The new company was listed on the Ghana Stock Exchange on Tuesday, April 27, 2004. Following the
Business Combination, Ashanti became a private company and a wholly-owned subsidiary of AngloGold.

Under the terms of the Business Combination, holders of Ashanti securities received for every Ashanti share or Ashanti
GDS, 0.29 ordinary shares or 0.29 ADSs of AngloGold. Each ADS represents one ordinary AngloGold share. On
April 26, 2004, AngloGold issued 38,400,021 ordinary shares to former Ashanti shareholders and 2,658,000 ordinary shares under the Stability Agreement to the Government of Ghana. On June 29, 2004, AngloGold issued a total of
75,731 ordinary shares to former Ashanti warrant holders pursuant to the Business Combination.

The market value of the issued AngloGold shares was approximately $1,547 million, based on the average quoted value of the shares of $37.62 two days before and after October 15, 2003, the date the terms of the transaction were announced. The market value of the issued shares, together with the cash consideration paid to the Government of
Ghana as part of the Stability Agreement and cash consideration paid for outstanding options over Ashanti ordinary shares of approximately $73 million (including transaction costs), gave rise to a total purchase price of approximately
$1,620 million.

Ashanti Goldfields Company Limited was delisted from the London, New York and Ghana stock exchanges in late April
2004. AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals and valuations. The transaction was accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $182 million being recorded, relating mainly to the extended life of AngloGold Ashanti by the Obuasi project in Ghana and enlarged negotiation base and presence in Africa by Ashanti operations. In accordance with the provisions of SFAS142, goodwill was assigned to specific reporting units. The company’s reporting units are generally consistent with the operating mines underlying the segments as described by note J “Segment information” to the condensed consolidated financial statements contained in this interim report. Goodwill related to the acquisition is non-deductible for tax purposes. The final purchase price allocation is not expected to vary significantly from the preliminary allocation. The operations and financial condition of the interests in the companies and assets acquired in Ashanti are included in the US GAAP condensed consolidated financial statements from April 26, 2004, the effective date of the Business Combination.
Gold market

During much of the first half of 2004, the spot price of gold traded in a looser correlation to the US dollar/euro exchange rate than had prevailed during the latter half of 2003. The sharp fall in the spot price in April of 2004 was brought about in part by surprisingly positive US economic data, and consequent inflation fears, and in part by growing concerns in commodity markets in general, triggered by the announcement of stricter credit controls in China to curb credit expansion in that economy and slow the pace of growth that China has enjoyed in the past year.

However, during the latter part of the June 2004 quarter, and in July 2004, the spot price of gold regained a much closer correlation to changes in the value of the US dollar against the euro. The major event in the currency markets this quarter was the end of several months of US dollar strength against the euro, and a return to a weaker US currency.
The US dollar recovered by mid-May 2004 to $1.176 to the euro, an exchange rate last seen six months ago, before renewed concerns with the US economy asserted themselves. The resumption of dollar weakness against the euro starting in mid-May 2004 triggered new buying in gold as a currency hedge, lifting the spot price to almost $400 per ounce by the end of the quarter, and to $408 per ounce during July 2004.
The June quarter of 2004 saw the US trade deficit rise further, and we believe there is little likelihood of policy change to address the US budget deficit during a presidential election year. As the Federal Reserve signalled the end of the current cycle of US monetary and interest rate policy by the first increase in the US discount rate in more than four years, it is still unclear whether the change in interest rate policy will signal also the end of the three year cycle of dollar retracement against the euro.
As has been the case throughout the rise in the gold price, investor and speculator interest in gold has been the direct mover of the gold price, reflected specifically in changes in the open position in gold contracts on the New York
Commodities Exchange, or Comex. On Comex, the June quarter of 2004 saw the largest change in open positions in several years, as the net long position of Comex fell from 22.6 million ounces in early April to little more than 7 million ounces net long in mid-May 2004, reflecting net sales of gold by investors and speculators in that market of over 450 tonnes of gold over a period of six weeks. This increased selling activity resulted in a decrease in the spot price of gold to about $371 per ounce in early May of 2004.
Since May of 2004, Comex has traded largely in a neutral zone, with small additions to the net long position. The June quarter of 2004 closed with a Comex net long position of 9.7 million ounces or 301 tonnes. The gold price was sustained by nett buying on Comex since the end of this quarter, but the market appears to have moved largely sideways during July 2004.
The global picture of the gold market in 2003 was one in which physical supply continued to rise modestly (driven by increases in scrap and official sector sales), whilst global offtake of gold in jewellery continued to slip (by 5.5 percent in
2003). The physical supply of over 900 tonnes of gold which was surplus to fabrication offtake in 2003 was squared by net de-hedging, and by a sharp increase in assumed offtake of gold by investors and speculators. 2003 saw the largest physical surplus of gold in the gold market in thirty years of supply and demand statistics on this market, and the market in 2004 appears to indicate the same surplus trend.
For the second quarter of 2004, there was encouraging physical buying during the first half of the quarter which experienced lower gold prices, but this offtake softened by the end of the quarter. In India, the end of the favorable season for marriage (between December and May) saw lower levels of demand beginning in June 2004. In addition, rupee weakness after Indian parliamentary elections in early May wiped out rupee gains in March and April which had encouraged gold buying in India during those months, and the Indian market was further weakened as buyers were discouraged by price volatility caused by currency movements.
The South African currency has again strengthened against the US dollar, gaining ground as a result against other major currencies as well. Since the end of the quarter, the rand has returned to an exchange rate of R6 to the
US dollar, a level at which the currency traded five years ago. Whilst the Reserve Bank remains focused on an inflation target to guide its interest rate and monetary policy, it would seem that little relief will come from official policy in moderating the negative effects of the stronger currency on production and employment in the South African export industries.
In 2004, the spot price opened at $415 per ounce in January and closed at $394 per ounce in June 2004, compared with $346 per ounce in January 2003 and $345 per ounce in June 2003. The average spot price of gold was $401 per ounce during the six months ended June 30, 2004, $52 per ounce, or 15 percent, higher than $349 per ounce, the average spot price in the first six months of 2003. During the first six months of 2004, the highest spot price of gold was
$430 per ounce compared to a high of $389 per ounce for the same period in 2003. The lowest spot price of gold was
$388 per ounce during the six months ended June 30, 2004, 16 percent higher than $319 per ounce, the lowest spot price of gold for the same period ended June 30, 2003.

Operating review

Presented in the table below is selected operating data for AngloGold Ashanti for the six-month periods ended June 30,
2004 and 2003. The operating data gives effect to the acquisitions and dispositions discussed above as of the effective date of such acquisitions and dispositions:
Operating data for AngloGold Ashanti
Six months ended June 30,
2004                                 2003
Total gold production (000 oz)
2,725
2,836
Total cash cost ($/oz)
260                                    217
Total production cost ($/oz)
342
272
Production costs ($ million)
590
535
Capital expenditure ($ million)
234
128
Consolidated entities
227
117
Equity accounted joint ventures
7
11
Gold production
For the six months ended June 30, 2004, AngloGold Ashanti’s total gold production decreased by 111,000 ounces, or about 4 percent, to 2.73 million ounces from 2.84 million ounces produced in the same period in 2003. Gold production from operations located in South Africa decreased from 1,612,000 ounces produced in the six months to June 30, 2003, to 1,529,000 ounces produced over the same period of 2004 mainly due to a decrease in production due to lower grades and volumes mined at Tau Lekoa, TauTona, Mponeng and Savuka. Gold production in Mali decreased from
320,000 ounces produced in the six months to June 30, 2003, to 211,000 ounces over the same period of 2004 mainly due to lower recovered grade and area mined at Morila. Gold production in the North America and Australia regions decreased from 248,000 ounces and 226,000 ounces, respectively, produced in the six months to June 30, 2003, to
148,000 ounces and 184,000 ounces produced, respectively, over the same period of 2004, mainly due to the impact of the sale of Jerritt Canyon effective June 30, 2003 and the closure of Union Reefs mine in October 2003. In Argentina, gold produced at Cerro Vanguardia decreased from 109,000 ounces produced in the six months to June 30, 2003, to
82,000 ounces produced over the same period of 2004 mainly due to a change in the mining plan. Gold production from
Navachab in Namibia decreased from 39,000 ounces produced in the six months to June 30, 2003, to 31,000 ounces produced over the same period of 2004.
Gold production in Tanzania at Geita increased by 107,000 ounces from 126,000 ounces in the six months ended
June 30, 2003 to 233,000 ounces produced over the same period during 2004. This was mainly due to the impact of the additional 50 percent interest acquired in the mine during April 2004, as part of the completed AngloGold Ashanti
Business Combination on the production of the current half year when compared with 2003, as well as having accessed higher grade mining areas. Operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination contributed 144,000 ounces of gold produced in the six months ended June 30, 2004. Gold production from operations located in Brazil increased from 156,000 ounces produced in the six months to June 30, 2003, to 163,000 ounces produced over the same period of 2004.
In the quarter ended June 30, 2004, gold production increased by 255,000 ounces, or 21 percent to 1,490,000 ounces from 1,235,000 ounces produced during the quarter ended March 31, 2004. This increase was mainly due to the contribution of operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination as well as a general increase in production in most operating regions, with the exception of Mali (at Morila and Sadiola).
Total cash cost and total production cost
Total cash costs for the six months ended June 30, 2004 was $260 per ounce, $43 per ounce, or 20 percent, higher than the cash costs of $217 per ounce recorded in the same period in 2003. This change was mainly due to substantially higher cash costs for the South African, Australian, Malian and Namibian operations in the six months ended June 30, 2004, which increased by 19 percent, 14 percent, 60 percent and 37 percent respectively, when compared to the same period in 2003. The increase in total cash costs at the South African and Australian operations was mainly due to the strengthening of the South African rand and Australian dollar relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.67 and R8.03 and the Australian dollar against the
US dollar of A$1.35 and A$1.62, during the six months ended June 30, 2004 and 2003, respectively). The weaker US dollar against all local currencies accounted for nearly $32 per ounce, or 57 percent, of the total increase in total cash costs in the six months ended June 30, 2004 compared to the same period in 2003. Operations in Mali and Namibia recorded higher total cash costs in the six months ended June 30, 2004 mainly due to increases in reagent costs, diesel costs and mining contractor rates when compared to the same period in 2003.
Total cash costs for the three months ended June 30, 2004 were in line with total cash costs recorded in the quarter ended March 31, 2004.
Total production costs for the six months ended June 30, 2004 were $342 per ounce, $70 per ounce, or 26 percent, higher than the total production costs of $272 per ounce recorded in the same period of 2003. Total production costs per ounce in the quarter ended June 30, 2004 increased by 1 percent compared to the quarter ended March 31, 2004.
Reconciliation of total cash costs and total production costs to the condensed consolidated financial information

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the
Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US
GAAP or as an indicator of the Company’s performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the
Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:

•    an indication of profitability, efficiency and cash flows;
•    the trend in costs as the mining operations mature over time on a consistent basis; and
•    an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the Company’s unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the six months ended June 30, 2004 and 2003 is presented below. In addition the Company has provided below details of the attributable ounces of gold produced in total for each of those periods.

For the six months ended June 30,

(in $ millions, except as otherwise noted)
2004              2003
Production costs per condensed consolidated financial information
590
535
Plus:
Production costs of equity accounted joint ventures
62
65
Less:
Rehabilitation costs & other non-cash costs
(13)
(6)
Plus:
Inventory movement
33                   9
Royalties
15                 14
Related party transactions
(1)
26                  10
Adjusted for:
Minority interests
(2)
(10)                 (6)
Non-gold producing companies and adjustments
5
(7)
Total cash costs
708               614
Plus:
Depreciation, depletion and amortization
213                155
Employee severance costs
5                    1
Rehabilitation and other non-cash costs
13                    6
Adjusted for:
Minority interests
(2)
(4)                 (4)
Non-gold producing companies and adjustments
(3)
(1)
Total production costs
932               771
Gold produced (000’ ounces)
(3)
2,725            2,836
Total cash costs per ounce
(4)
260               217
Total production costs per ounce
(4)
342               272

(1)
Relates solely to production costs as included in the Company’s condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(2)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(3)
Attributable production only.
(4)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
Outlook

Production from the mines acquired from Ashanti as part of the Business Combination have been lower than expected due to a combination of factors, including the embargo imposed by the Guinean government in connection with the mine at Siguiri (see “Recent developments” below) and the effects of the continued under-capitalization of the Ashanti assets.
Based on present indications, it is anticipated that it will take four to six quarters for re-capitalization of the Ashanti operations to begin to yield noticeable results. This would include addressing a number of issues, including a lack of development, equipment, planning as well as crusher and mill optimization, which currently negatively impact on production.

As a result, after concluding an in depth review of the Ashanti integration plan the Company now expects for the full year of 2004, to produce approximately 6.1 million ounces at a total cash cost of about $260 per ounce, assuming an exchange rate of R6.59 to the US dollar for the year. AngloGold Ashanti remains encouraged by the potential of these acquired assets

Capital expenditures

Capital expenditure during the six months ended June 30, 2004 was $234 million compared with $128 million in the same period of 2003. This $106 million, or 83 percent, increase is primarily the result of the following factors: first, the
$83 million increase in capital expenditure in South Africa, from $76 million spent in the six months to June 2003 to
$139 million for the same period in 2004, mainly due to the Moab Khotsong and TauTona projects, second, the
$15 million increase in capital expenditure in the Namibian region from $1 million recorded in the first six months of 2003 to $16 million spent in the six months ended June 30, 2004, mainly due to the purchase of a new mining fleet and, third, capital projects in Ghana ($10 million) and Guinea ($14 million) as part of AngloGold Ashanti’s investment strategy following the AngloGold Ashanti Business Combination completed in April 2004. The North America, Argentina, Brazil
and Australia regions recorded capital expenditures of $5 million, $6 million, $19 million and $13 million in the six months to June 2004, compared to $16 million, $3 million, $13 million and $6 million, respectively, in the same period in
2003. Capital expenditures on other minor projects at $3 million, remained unchanged for the six months ended June
30, 2004 when compared to the same period in 2003.

Compared with the three months ended March 31, 2004, capital expenditure increased by approximately 79 percent in the quarter ended June 30, 2004 mainly as a result of the factors discussed in the previous paragraph.

Comparison of financial performance on a segment basis for the six months ended June 30, 2004 and 2003

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. In the six months ended
June 30, 2004 the Company changed its presentation of segment information from a regional basis to operating segments by country. Following the change in the composition of reportable segments and where applicable, the
Company has restated the corresponding items of segment information for all earlier periods presented. This information is consistent with the information used by the Company’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

Revenues
Six months ended June 30,
2004
2003
(As restated) (As restated)
US dollar,
millions      Percentage
US dollar,
millions      Percentage
Category of activity
Product sales
926
826
Interest, dividends and other
29
18
Total revenues
955
844
Geographical area data
South Africa
607
64%
550
65%
Argentina
36
4%
42
5%
Australia
78
8%
82
10%
Brazil
76
8%
71
8%
Ghana
(1)
54
6%                         -                           -
Guinea
(1)
1                          -                           -                           -
Mali
80
8%
109
13%
Namibia
13
1%
14
2%
North America
51
5%
83
10%
Tanzania
(2)
77
8%
38
5%
Zimbabwe
(1)
2                           -                           -                            -
Corporate and other
2
-
2
-
Total revenues
1,077
991
Less: Equity method investments included in above
(122)
(12%)
(147)
(18%)
Total consolidated
955
100%
844
100%

(1)
Operations acquired as part of the Business Combination between AngloGold and Ashanti.
(2)
Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti. Equity income from Geita is included for the period ended
April 26, 2004.
Assets
At June 30, 2004
At December 31, 2003
(As restated) (As restated)
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Geographical area data
Total segment assets
South Africa
3,379
37%
3,057
57%
Argentina
238
3%
264
5%
Australia
613
7%
649
12%
Brazil
297
3%
286
5%
Ghana
(1)
2,228
25%
-
-
Guinea
(1)
228
3%
-
-
Mali
338
(3)
4%                  332
(3)
6%
Namibia
32
-
30
1%
North America
410
5%
416
8%
Tanzania
(2)
996
11%
171
(3)
3%
Zimbabwe
(1)
3
-
-
-
Corporate and other
217
2%
138
3%
Total segment assets
8,979
100%
5,343
100%
(1)
Operations acquired as part of the Business Combination between AngloGold and Ashanti.
(2)
Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti.
(3)
Investment held.

Comparison of financial performance for the six months ended June 30, 2004 and 2003
Revenues

Revenues from product sales and other income increased from $844 million in the first six months of 2003 to
$955 million in the comparable period in 2004, representing a 13 percent increase over the period. This was primarily due to the increase in the gold price in 2004 as the average spot price of gold was $401 per ounce during the six months ended June 30, 2004, $52 per ounce, or 15 percent, higher than $349 per ounce, the average spot price in the first six months of 2003, partially offset by lower production as described above. The majority of product sales consisted of US dollar-denominated gold sales.

Revenues from product sales from the South African operations increased by $49 million to $585 million over the six months ended June 30, 2004 from $536 million realized in the same period in 2003, as a direct result of the higher gold price. This was achieved despite a total decrease in gold production from operations located in South Africa by 82,000 ounces from 1,612,000 ounces produced in the six months to June 30, 2003, to 1,529,000 ounces produced over the same period of 2004.

Revenues from product sales derived from operations situated in Ghana, Guinea and Zimbabwe acquired during
April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $55 million for the six months ended June 30, 2004.

Revenues from product sales derived from Brazil increased by $4 million to $76 million over the six months ended June
30, 2004 from $72 million realized in the same period in 2003, mainly as a result of an increase in production.
Production costs

During the six month period ended June 30, 2004, AngloGold Ashanti incurred production costs of $590 million representing an increase of $55 million, or 10 percent, over $535 million recorded for the comparable period in 2003.

This increase is primarily due to higher production costs in AngloGold Ashanti’s South Africa operations, which increased by $40 million to $422 million in the first six months of 2004 from $382 million in the comparable period in
2003 mainly as a result of the strengthening of the South African rand relative to the US dollar. About 72 percent of
AngloGold Ashanti’s production costs were denominated in South African rands in the first six months of 2004.

Production costs recorded from operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $37 million for the six months ended June 30,
2004.
Exploration costs

Exploration costs increased from $18 million in the six months ended June 30, 2003 to $20 million in the same period in
2004. During the six months ended June 30, 2004 a Representative Office was established in Beijing to seek exploration and business opportunities in China.
Related party transactions

Related party transactions increased from $10 million recorded in the first six months of 2003 to $22 million over the same period of 2004 mainly due to higher contract work generated by development activities.
General and administrative
General and administrative expenses increased from $23 million in the six months ended June 30, 2003 to $24 million in the same period of 2004, mainly due to due to integration expenses following the AngloGold Ashanti Business
Combination and the strengthening of the South African rand relative to the US dollar.

Royalties
Royalties paid by AngloGold Ashanti increased from $6 million for the six months ended June 30, 2003, to $8 million paid in the comparable period in 2004. Royalties are mostly calculated based on a percentage of revenues and are payable to local governments.
Market development costs
Market development costs of $7 million recorded in the six months ended June 30, 2004, decreased by $1 million from
$8 million recorded in the same period in 2003.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $61 million to $182 million in the first six months of 2004 when compared to $121 million recorded in the same period in 2003. In South Africa, depreciation, depletion and amortization expense increased by $43 million from $48 million incurred in the six months ended June 30, 2003 to
$91 million in the same period for 2004 mainly as a result of the strengthening of the South African rand relative to the
US dollar.
Depreciation, depletion and amortization expense recorded from operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $19 million for the six months ended June 30, 2004.
Depreciation, depletion and amortization expense recorded from the North American operations decreased by $8 million from $28 million recorded during the first six months of 2003 to $20 million during the same period in 2004, mainly due to the impact of the sale of Jerritt Canyon effective June 30, 2003.
Impairment of assets
In the six months ended June 30, 2004 the Company recorded an impairment of assets of $1 million relating to mining assets and mineral rights in Australia. An impairment of $12 million was recorded in the six months ended June 30,
2003 relating to the abandonment of exploration activities in the Australian region.
Interest expense
Interest expense increased by $21 million from $9 million recorded in the six months ended June 30, 2003 to $30 million in the same period in 2004. The increase in interest expense from 2003 was mainly due to finance charges paid on the senior unsecured bonds issued in August 2003 (the corporate bond) and finance charges on the issuance of the
$1,000,000,000 2.375 percent convertible bonds in February 2004.
Accretion expense
In the six months ended June 30, 2004 accretion expense of $3 million was recorded compared with $3 million in the same period in 2003, relating to the adoption of SFAS 143 “Accounting for Asset Retirement Obligations (ARO’s)”, with effect from January 1, 2003 as described by note F “Accounting change” to the condensed consolidated financial statements. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance cost

Employment severance costs increased to $5 million during the six months ended June 30, 2004 from $1 million in the same period in 2003. Employment severance costs recorded for the six months ended June 30, 2004 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, TauTona and
Savuka.

Profit/loss on sale of assets

The profit on sale of assets of $4 million recorded in the six months ended June 30, 2004 mainly comprises a profit on sale of the Western Tanami Project in Australia to Tanami Gold NL. The profit on sale of assets of $7 million recorded in the six months ended June 2003 related to the sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint
Venture in North America to Queenstake Resources USA Inc. and its wholly owned Amapari Project in North Brazil.
Non-hedge derivative loss/gain

A loss on non-hedge derivatives of $73 million was recorded in the six months ended June 30, 2004 compared to a gain of $38 million in the same period in 2003 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

Income before equity income and income tax

For the foregoing reasons, in the six months ended June 30, 2004, income before equity income and income tax amounted to a loss of $6 million compared to income of $143 million in the same period in 2003.

Equity income in affiliates

Equity income in affiliates decreased to $13 million in the six months ended June 30, 2004 from $36 million in the same period in 2003, mainly as a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti
Business Combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26,
2004.
Deferred income and mining tax benefit/expense

Deferred income and mining tax expense decreased by $85 million from a net tax charge of $70 million recorded in the first six months of 2003, to a net tax benefit of $15 million in the same period in 2004. Charges for current tax in the first six months of 2004 amounted to $18 million compared to $49 million in the same period in 2003 reflecting the impact of the South African tax formula to the decrease in the earnings of the operations in that country. Deferred tax charges in the first six months of 2004 included tax benefits of $39 million compared with tax charges of $2 million related to non-
hedge derivatives during the same period of 2003.
Cumulative effect of accounting change

The Company adopted SFAS 143 “Accounting for Asset Retirement Obligations (ARO’s)” with effect from January 1,
2003. This resulted in a cumulative change in accounting policy effect of $3 million (net of provision for deferred taxation) reflected in the six-month period ended June 30, 2003.
Net income

As a result of the factors detailed above, net income decreased by $84 million from $97 million in the first six months of
2003 to $13 million in the same period in 2004.

Liquidity and capital resources

Net cash provided by operating activities was $170 million in the first six months of 2004, $40 million, or 19 percent, lower than $210 million for the comparable period in 2003. This is mainly the result of higher unit cash costs per ounce, being partially offset by higher unit prices of gold over the first six months of 2004 compared with the same period in
2003. A detailed discussion of the movement in net income is included under “Comparison of financial performance for six months ended June 30, 2004 and 2003” above.

Investing activities during the first six months of 2004 resulted in a net cash outflow of $337 million compared with an outflow of $114 million in the first six months in 2003. This increase in cash outflows was the net result of acquisitions and disposals of operations and the additions to property, plant and equipment. During the six months ended June 30,
2004 AngloGold Ashanti received cash of $5 million relating mainly to the disposal of its interests in the Western Tanami
Project in Australia and paid $126 million relating to the completed AngloGold Ashanti Business Combination in April
2004.

Additional cash outflows for investing activities during the six months ended June 30, 2004 relate to capital expenditures of $227 million, compared to $117 million in the same period in 2003, for major capital projects, including Moab
Khotsong and TauTona in South Africa, and capital projects in Ghana and Guinea as part of AngloGold Ashanti’s investment strategy following the AngloGold Ashanti Business Combination.

Net cash generated in financing activities over the first six months of 2004 amounted to an inflow of $221 million, a increase of $433 million from an outflow of $212 million in the comparable period of 2003, comprising normal scheduled loan repayments in terms of other loan facilities of $107 million, the repayment of the $400 million unsecured syndicated loan facility (which was repayable in May 2004) amounting to $232 million, the repayment of $200 million under the
$600 million unsecured syndicated loan facility (repayable in February 2005) and the repayment of $139 million under a revolving credit facility acquired as part of the AngloGold Ashanti Business Combination. Proceeds from loans during the six months ended June 30, 2004 amounted to $1,019 million, which included $991 million raised through the issuance of $1,000,000,000 2.375 percent convertible bonds in February 2004. The bonds, due in 2009 are convertible into AngloGold American Depositary Shares (ADSs) and are guaranteed by AngloGold Ashanti. The Company made dividend payments of $122 million (50 US cents per ordinary share) in the six months ended June 30, 2004 compared with dividends of $190 million (82 US cents per ordinary share) paid in the same period in 2003, a 36 percent decrease.

As a result of the items discussed above, at June 30, 2004, AngloGold Ashanti had $542 million of cash and cash equivalents compared with $479 million at December 31, 2003, an increase of $63 million, or 13 percent. At June 30,
2004, the Company had a total of $636 million available but undrawn under its credit facilities.

During 2004, approximately $337 million of AngloGold Ashanti’s debt is scheduled to mature. The $600 million unsecured syndicated loan facility becomes due in February 2005. The amount drawn under this facility was $265 million as at June 30, 2004. The Company expects to finance the repayment of debt scheduled to mature in 2004 and
2005 from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities or debt instruments.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of our critical accounting policies, please see “Item 5: Operating and financial review and prospects – Critical accounting policies” in our Annual Report on Form 20-F for the year ended December 31, 2003 which was filed with the United States
Securities and Exchange Commission (SEC) on March 19, 2004. In the six months ended June 30, 2004, the Company has reassessed the useful life of on-reef Ore Reserve development expenditure as described below:
Ore Reserve development expenditure

The Company has reassessed the useful life of on-reef Ore Reserve development expenditure with effect from January
1, 2004, with a resulting change in the rate of amortization pertaining to such development on a prospective basis. This adjustment in the rate of amortization pertaining to such development expenditure has been accounted for prospectively as a change in estimate. The effect of this change in estimate on the results for the six months ended June 30, 2004 is as follows:

Six months ended June 30, 2004
(in US Dollars, millions, except for share data)
Impact
Per basic
common
share
(cents)
Per diluted
common
share
(1)
(cents)
Income before income tax provision
20
8
8
Deferred income and mining tax
(9)
(4)
(4)
Net income
11
4
4
(1)
The calculation of diluted earnings per common share for the six months ended June 30,
2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of
Convertible Bonds as their effects are anti-dilutive for this period.
Contractual obligations

In addition to the contractual obligations as disclosed in our Annual Report on Form 20-F for the year ended
December 31, 2003 the Company, through its wholly-owned subsidiary AngloGold Holdings plc., issued $1,000,000,000
2.375 percent convertible bonds in February 2004. The bonds, due in 2009 are convertible into AngloGold American
Depositary Shares (ADSs) and are guaranteed by AngloGold Ashanti. Expected cash outflow from the issuance of these bonds amounts to $23.75 million per annum representing semi-annual coupon payments, with the last payment due February 2009.
Heap leach inventory

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory.
As at June 30, 2004, $99 million was classified as short term compared with $99 million as at December 31, 2003 as
AngloGold Ashanti expects the related gold to be recovered within twelve months. As at June 30, 2004, $22 million was classified as long term compared with $7 million as at December 31, 2003.

Hedging overview

AngloGold Ashanti manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to target a hedging level of no more than 30 percent of five years' gold production spread over a ten-year period. In addition, management continues to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

At June 30, 2004, the net delta hedge position of AngloGold Ashanti was at 12.5
(1)
million ounces at a spot price of gold
of $393.25 per ounce. This net delta volume was made up of an amount of 7 million ounces in the original AngloGold
Limited hedge, and 5.5 million ounces of hedge acquired as part of the AngloGold Ashanti Business Combination completed in April 2004. The net delta hedge position reflects a reduction of 1.5 million ounces in the net size of the combined AngloGold Ashanti hedges compared with the quarter ended March 31, 2004. The marked-to-market valuation of this position at June 30, 2004 was negative $927 million, reflecting the increase in the size of the net delta hedge following the AngloGold Ashanti Business Combination. The Company has continued to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold.
(1)
Includes equity accounted joint ventures.

AngloGold Ashanti’s net delta open hedge position at June 30, 2004

At June 30, 2004, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the combined company on this date was 12.5
(1)
million ounces
(at March 31, 2004, AngloGold Limited’s total net delta hedge tonnage was 8.16
(1)
million ounces; Ashanti Goldfields
Company Limited reported a total net delta tonnage of 5.8 million ounces. These figures include each company’s attributable share of 50 percent in Geita). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2004.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $927 million at
June 30, 2004 (at March 31, 2004: AngloGold Limited reported a valuation of negative $652 million, Ashanti Goldfields
Company Limited reported a marked-to-market value of negative $562 million). These values were based on a gold price of $393.25 per ounce, exchange rates of R/ $6.16 and A$/ $0.69 and the prevailing market interest rates and volatilities at that date.

At July 28, 2004, the marked-to-market value of the hedge book was a negative $864 million based on a gold price of
$387.75 per ounce and exchange rates of R/ $6.2950 and A$/ $0.7006 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
(1)
Includes equity accounted joint ventures.

AngloGold Ashanti’s hedge position as at June 30, 2004
The following table indicates AngloGold Ashanti’s gold hedge position at a weighted average settlement price as at June
30, 2004 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):
Year
2004
2005
2006
2007
2008
2009-2013
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
26,749
51,523
40,416
38,519
28,256
60,719
246,182
$
per
oz
$326              $329             $341             $343             $360             $367             $346
Put options purchased
Amount (kg)
2,351
3,381
5,481
1,455
12,668
$
per
oz
$349              $347             $355             $292
$345
*Delta
(kg)
600
808
1,286
85
2,779
Put options sold
Amount (kg)
7,900
2,799
4,354
15,053
$
per
oz
$343             $345              $339
$342
*Delta
(kg)
987
462
720
2,169
Call options purchased
Amount (kg)
7,706
5,401
1,538
2,003
16,648
$
per
oz
$343             $347              $370             $361
$349
*Delta
(kg)
7,170            4,407            1,107            1,553
14,237
Call options sold
Amount (kg)
17,977
34,094
22,208
19,714
20,977
44,026
158,996
$
per
oz
$368             $345              $351             $342             $353              $368             $356
*Delta
(kg)
12,831         27,655           17,459          16,444          17,218           36,013
127,620
RAND GOLD
Forward contracts
Amount (kg)
933
933
Rand per kg
R116,335
R116,335
Put options purchased
Amount (kg)
3,266
1,875
5,141
Rand per kg
R79,931
R93,602
R84,917
*Delta
(kg)
2,055
723
2,778
Put options sold
Amount (kg)
6,793
1,400
8,193
Rand per kg
R80,570
R88,414
R81,910
*Delta
(kg)
4,953
516
5,469
Call options purchased
Amount (kg)
9,126
9,126
Rand per kg
R80,414
R80,414
*Delta
(kg)
2,896
2,896
Call options sold
Amount (kg)
2,340
3,745
5,621
746
2,986
8,958
24,396
Rand per kg
R110,375
R148,690
R131,389
R173,119
R187,586
R216,522
R171,444
*Delta
(kg)
23
42
1,395
73
313
1,570
3,416
A DOLLAR GOLD
Forward contracts
Amount (kg)
7,434
3,888
9,331
8,398
3,110
8,367
40,528
A$ per oz
A$548
A$663
A$664
A$640
A$656
A$635
A$631
Put options purchased
Amount (kg)
A$ per oz
*Delta
(kg)
Put options sold
Amount (kg)
467
467
A$ per oz
A$572
A$572
*Delta
(kg)                     352
352
Call options purchased
Amount (kg)
3,110
6,221
3,732
3,110
6,221
22,394
A$ per oz
A$724
A$673
A$668
A$680
A$712
A$691
*Delta
(kg)
363             2,689            1,929             1,827            3,921           10,729
Call options sold
Amount (kg)
1,866
1,866
A$ per oz
A$566
A$566
*Delta
(kg) 601
601
Delta
(kg)
33,935           78,684         65,578           60,037           47,070        103,681         388,985
Total net gold:
Delta
(oz)
1,091,042      2,529,744    2,108,380     1,930,243       1,513,345     3,333,407    12,506,161
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2004. The delta positions indicated above include positions from equity accounted joint ventures.

The following table indicates the Company’s currency hedge position at June 30, 2004

Year
2004
2005
2006
2007
2008
2009-2013
Total
RAND DOLLAR (000)
Forward
contracts
Amount
($)
Rand
per
$
Put options purchased
Amount ($)
Rand
per
$
*Delta ($)
Put options sold
Amount ($)
Rand
per
$
*Delta ($)
Call
options
purchased
Amount
($)
Rand
per
$
*Delta ($)
Call
options
sold
Amount
($)
75,000
75,000
Rand
per
$
R6.46
R6.46
*Delta
($)                    7,706
7,706
A DOLLAR (000)
Forward contracts
Amount ($)
55,237
55,237
$ per A$
$0.59
$0.59
Put options purchased
Amount ($)
$ per A$
*Delta ($)
Put options sold
Amount ($)
$ per A$
*Delta ($)
Call
options
purchased
Amount
($)
$ per A$
*Delta ($)
Call
options
sold
Amount
($)
$ per A$
*Delta ($)
BRAZILIAN REAL (000)
Forward
contracts
Amount
($)
$
per
BRL
Put options purchased
Amount ($)
6,600
600
7,200
$ per BRL
BRL3.09
BRL3.38
BRL3.11
*Delta
($)                    1,892
290
2,182
Put options sold
Amount ($)
5,100
600
5,700
$ per BRL
BRL2.79
BRL3.21
BRL2.83
*Delta
($)                       220
214
434
Call
options
purchased
Amount
($)
$
per
BRL
*Delta ($)
Call options sold
Amount ($)
6,600
600
7,200
$ per BRL
BRL3.19
BRL3.55
BRL3.22
*Delta
($)                    3,602
233
3,835
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2004
.

Recent developments

Embargo by the Government of Guinea for Siguiri Mine

On May 26, 2004, the Company announced that the Government of Guinea had placed an embargo on imports and exports by AngloGold Ashanti’s Siguiri Mine. This was followed by a further announcement on June 14, 2004 in which the Company advised that constructive discussions had commenced and that the supply of diesel fuel to the mine had resumed. However, the embargo on the export of gold from Siguiri remains in place. AngloGold Ashanti is using its best efforts to bring this undesirable state of affairs to a speedy and satisfactory resolution.

Three-day strike at Morila

On June 21, 2004, AngloGold Ashanti announced that talks between management and union representatives were continuing, following the return to work by the workforce after a three day strike at Morila.

Termination – sale of Union Reefs Gold Mine

Following an announcement made on November 14, 2003 in which the Company advised that an agreement had been entered into for the sale of Union Reefs Gold Mine and associated assets and tenements, AngloGold Ashanti advises that the agreement has been terminated and related negotiations for the sale have ceased but that the Company continues to explore other options for the sale of these gold mining assets.

AngloGold Ashanti acquires 29.9 % stake in Trans-Siberian Gold plc

On July 1, 2004 AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately ₤17.6m
(approximately $32 million). This first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the environment.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets, "Operating review – Outlook" regarding the future operating performance and “Liquidity and capital resources” regarding sources of financing of future debt repayments are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company’s business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward–looking statements, refer to AngloGold’s annual report on Form 20-F for the year ended December 31, 2003 which was filed with the United States Securities and Exchange Commission (SEC) on
March 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 14, 2005
By:  /s/ C R B ULL
_
Name: C R Bull
Title:    Company Secretary